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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PEOPLEPC INC. (Name of Issuer)
COMMON STOCK, $0.0001 par value per share (Title of Class of Securities)
709776 10 8 (CUSIP Number)
Samuel R. Desimone, Jr. EarthLink, Inc. 1375 Peachtree Street, 7 North Atlanta, GA 30309 (404) 815-0770 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies to:

W. Tinley Anderson III, Esq.
Hunton & Williams
600 Peachtree Street, NE, Suite 4100
Atlanta, GA 30308-2216
(404) 888-4000

June 9, 2002 (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

CUSIP NO.    709776 10 8                        13D                         Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EarthLink, Inc. I.R.S. Identification No. 58-2511877

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		None
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH REPORTING		599,100,220*
PERSON WITH
	9	SOLE DISPOSITIVE POWER
		None

	10	SHARED DISPOSITIVE POWER 599,100,220*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,100,220*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.0%**

14	TYPE OF REPORTING PERSON CO

* Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting group (under Rule 13d-5) formed pursuant to the Stockholder Agreements described in Items #4 and 5 hereof.

** The calculation of the foregoing percentage is based on 551,373,977 shares of PeoplePC Inc. common stock outstanding as of June 7, 2002 as set forth in the Offer Agreement (as defined below) and assumes the exercise of 144,687,443 options or warrants to purchase shares of common stock exercisable within sixty (60) days.

        Item 1.    Security and Issuer.

        The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share (the "Shares"), of PeoplePC Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 Pine Street, Suite 1100, San Francisco, California 94111.

        This Schedule 13D relates to agreements entered into in connection with the offer by EL Sub, Inc. ("Offeror"), a Delaware corporation and wholly-owned subsidiary of EarthLink, Inc., a Delaware corporation, to purchase all of the Shares of the Issuer (the "Offer").

        Item 2.    Identity and Background.

        (a) - (c)    The name of the person filing this statement is EarthLink, Inc. (and the officers, directors and control persons of EarthLink, Inc. listed on Appendix A), hereinafter sometimes referred to as the "Reporting Person".

        EarthLink, Inc. is incorporated in Delaware and is an Internet service provider. EarthLink, Inc.'s principal office is 1375 Peachtree Street, 7 North, Atlanta, GA 30309.

        (d) - (e)    During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

        Item 3.    Source and Amount of Funds or Other Consideration.

        Offeror expects the amount of funds required to purchase all of the outstanding Shares pursuant to the Offer to be between approximately $10.0 million and $14.3 million (depending upon certain potential price adjustments) plus related fees and expenses. The source of funds will be a capital contribution from Offeror's parent, EarthLink, Inc. EarthLink, Inc. will contribute the funds from its cash or cash equivalent holdings. Neither the Offeror nor EarthLink, Inc. will borrow funds in connection with the Offer.

        Item 4.    Purpose of Transaction.

        The purpose of the Offer is for the Offeror to acquire control of, and the entire equity interest in, the Issuer. Any Shares not acquired through the Offer will be acquired by merger (the "Merger") pursuant to the Offer Agreement, dated June 9, 2002, among the Offeror, EarthLink, Inc. and the Issuer (the "Offer Agreement").

        To induce Offeror to make the Offer and enter into the Offer Agreement, SoftBank Technology Advisors Fund LP, SoftBank Technology Ventures IV LP, SoftBank Capital LP, SoftBank Capital Advisors Fund LP, SoftBank Capital Partners LP, Bradley Feld, Ronald D. Fisher, Lee Feldman, Beny Alagem, Nicholas Grouf, Michael J. Price, Robin Richards, John Sculley and Daniel Kohler (collectively the "Stockholders"), entered into Stockholder Agreements with the Offeror and EarthLink, Inc. dated June 9, 2002 (the "Stockholder Agreements"). Pursuant to the Stockholder Agreements, the Stockholders have agreed to tender their shares of Common Stock into the Offer and to not withdraw any shares of Common Stock so tendered unless (i) the Offer is terminated or has expired or (ii) the Stockholder Agreement to which such Stockholder is a party is terminated pursuant to its terms. Each Stockholder Agreement terminates immediately upon the earlier of (i) the termination of the Offer Agreement in accordance with its terms or (ii) the effective time of the Merger.

        Pursuant to the Stockholder Agreements, the Stockholders have agreed that they will not (i) transfer (which term includes, without limitation, for the purposes of the Stockholder Agreements, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the shares of the Common Stock beneficially owned by the Stockholders as of the date thereof or that the Stockholders may acquire after the date thereof and prior to the effective time of the Merger; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the shares of the Common Stock beneficially owned by the Stockholders as of the date thereof or that the Stockholders may acquire after the date thereof and prior to the effective time of the Merger or any interest in such shares; (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the shares of the Common Stock beneficially owned by the Stockholders as of the date thereof or that the Stockholders may acquire after the date thereof and prior to the effective time of the Merger; or (iv) deposit the shares of the Common Stock beneficially owned by the Stockholders as of the date thereof or that the Stockholders may acquire after the date thereof and prior to the effective time of the Merger into a voting trust or enter into a voting agreement or arrangement with respect to such shares.

        Pursuant to the Stockholder Agreements, each of the Stockholders has irrevocably granted to, and appointed, EarthLink, Inc. and any nominee of EarthLink, Inc., its proxy and attorney-in-fact (with full power of substitution), for and in the name, place, and stead of the Stockholder, to vote his shares of the Common Stock beneficially owned by such Stockholder as of the date of the Stockholder Agreement to which such Stockholder is a party or that such Stockholder may acquire after such date and prior to the effective time of the Merger, or grant a consent or approval in respect of such shares, in connection with any meeting of the stockholders of the Issuer (i) in favor of the Merger, and (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including any Acquisition Proposal (as defined in the Offer Agreement).

        Item 5.    Interest in Securities of the Issuer.

        (a)    See Rows 11 and 13 of the Cover Pages.

        (b)    See Rows 7 through 10 of the Cover Pages. The Reporting Person has, together with the Stockholders, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the Shares reported by it in Item 5(a).

        (c)    As described in Item 4 of this Schedule 13D, the Reporting Person entered into Stockholder Agreements on June 9, 2002.

        (d)    To the best knowledge of the Reporting Person, no person other than the Stockholders has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported in Item 5(a).

        (e)    Not applicable.

        Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See Item 4.

        Item 7.    Material to be Filed as Exhibits.

        The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

(1)	Not applicable.
(2)
Offer Agreement dated June 9, 2002, by and among EL Sub, Inc., EarthLink, Inc. and PeoplePC Inc. (incorporated by reference to Exhibit 2.1 to EarthLink Inc.'s Report on Form 8-K, dated June 11, 2002—File No. 001-15605).
(3)
Form of Stockholder Agreement, dated June 9, 2002, by and among EL Sub, Inc., EarthLink, Inc. and certain shareholders of PeoplePC Inc. (incorporated by reference to Exhibit 99.1 to EarthLink, Inc.'s Report on Form 8-K, dated June 11, 2002—File No. 001-15605).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REPORTING PERSON:

Date: June 19, 2002	EARTHLINK, INC.
	By:	/s/ Lee Adrean Name: Lee Adrean Title: Executive Vice President and Chief Financial Officer

Appendix A

The following is a list of the name and position of each of the officers and directors of EarthLink, Inc., an Internet service provider. Each of the officers and directors have a business address of EarthLink, Inc's principal business address: 1375 Peachtree Street, 7 North, Atlanta, GA 30309.

Sky D. Dayton	Chairman of the Board of Directors
Charles G. Betty	Chief Executive Officer and Director
Austin M. Beutner	Director
Robert M. Kavner	Director
Linwood A. Lacy, Jr.	Director
Dr. Robert M. Metcalfe	Director
S. Marce Fuller	Director
Lee Adrean	Executive Vice President and Chief Financial Officer
Linda Beck	Executive Vice President, Operations
Samuel R. DeSimone, Jr.	Executive Vice President, General Counsel and Secretary
Karen Gough	Executive Vice President, Marketing
William S. Heys	Executive Vice President, Sales
Michael C. Lunsford	Executive Vice President, Brand Strategy
Gregory J. Stromberg	Executive Vice President, Employee Services
Brinton O. C. Young	Executive Vice President, Corporate Strategy

EXHIBIT INDEX

Exhibit Number	Exhibit
Offer Agreement dated June 9, 2002, by and among EL Sub, Inc., EarthLink, Inc. and PeoplePC Inc. (incorporated by reference to Exhibit 2.1 to EarthLink Inc.'s Report on Form 8-K, dated June 11, 2002—File No. 001-15605).

Form of Stockholder Agreement, dated June 9, 2002, by and among EL Sub, Inc., EarthLink, Inc. and certain shareholders of PeoplePC Inc. (incorporated by reference to Exhibit 99.1 to EarthLink, Inc.'s Report on Form 8-K, dated June 11, 2002—File No. 001-15605).

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURE
Appendix A
EXHIBIT INDEX